Exhibit 99.1

EquiTrust Life Partners with Sapiens on their Next Generation Digital Agent Experience

Sapiens’ end-to-end solution empowers EquiTrust’s strategic initiative to increase sales with a more intuitive, engaging experience

Raleigh, N.C., June 21, 2022 —Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that EquiTrust Life, a leading North American life and health insurance company, has selected Sapiens’ award-winning suite of e-application, illustration and digital solutions to provide their agents next generation customer acquisition and service capabilities.

Sapiens IllustrationPro, Sapiens ApplicationPro and Sapiens DigitalSuite support EquiTrust Life’s key product offerings by providing comprehensive, new business illustrations with enhanced solutions for complex scenarios with split second calculations, and an interactive experience to reduce re-keying, resulting in fewer errors, faster time to decision and better engagement. Sapiens’ simple, intuitive, device-agnostic user engagement with flexible branding and integrations enhances EquiTrust Life’s partner experience. Leveraging Sapiens’ toolkit, the solution provides self-sufficiency and reduces total cost of ownership.

“We were looking for one vendor to drive our digital transformation and accelerate innovation within our agent sales process. Innovation is a key pillar within EquiTrust Life, and we felt that Sapiens’ digital tools would enable innovation much faster than any other competitor, while providing us industry insights and best practices,” said Carol Woodruff, Vice President, Information Systems with EquiTrust Life. “We administer financial products for retirees, and Sapiens’ solution delivers a superior agent experience to market complex financial products that help protect our growing senior population.”

“We are very excited to partner with EquiTrust Life on their digital transformation journey,” said Jamie Yoder, Sapiens North America President & General Manager. “Sapiens not only provides a wide array of best-of-breed solutions, but we also truly understand our customers’ operational goals and are committed to delivering best-in-class solutions, seamlessly to drive growth and deliver value.

Sapiens IllustrationPro for Life & Annuities is a cloud-first, point-of-sale illustration and quoting solution, offering a fully responsive, modern, intuitive user experience for the life and annuities and health markets. Sapiens ApplicationPro is a robust electronic application software that helps carriers address critical business drivers, such as decreasing time-to-issue and reducing policy acquisition costs, all in an extremely intuitive and easy-to-use package.

Sapiens DigitalSuite offers a dynamic, digital engagement and enablement platform for insurers to provide a unified, omni-channel experience. The flexible, component-based platform can be leveraged together with Sapiens’ core solutions or on top of other (non-Sapiens) solutions.

About EquiTrust Life

EquiTrust Life Insurance Company is a trusted provider of life insurance and annuity products with a strong track record of operating performance. EquiTrust is a national carrier of competitive, client-friendly options, available through various distribution channels including more than 15,700 independent sales representatives and independent marketing organizations. EquiTrust offers fixed-rate and indexed annuities and life insurance and is headquartered in Chicago with operations in West Des Moines. In June 2015, Magic Johnson Enterprises became the majority shareholder, making EquiTrust Life Insurance one of the largest minority-owned life insurance company in the history of the country at $25.7 billion in assets. For more information visit https://www.EquiTrust.com

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. Backed by more than 40 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn.

Media Contact

Shay Assaraf

Chief of Marketing, Sapiens

Shay.assaraf@sapiens.com

Investor’s Contact

Dina Vince
Head of Investor Relations, Sapiens

ir@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

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